Ex (a)(5)(B)
      This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 17, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of such Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
NOTICE OF OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK OF
TICKETS.COM, INC.
AT
$1.10 NET PER SHARE
BY
MLBAM ACQUISITION CORP.
A WHOLLY OWNED SUBSIDIARY OF
MLB ADVANCED MEDIA, L.P.
       MLBAM Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of MLB Advanced Media, L.P., a Delaware limited partnership (“Parent”), is making an offer to purchase (the “Offer”) all issued and outstanding shares (“Shares”) of common stock, par value $0.000225 per Share (the “Common Stock”), of Tickets.com, Inc., a Delaware corporation (“Tickets.com”), at a price of $1.10 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Mellon Investor Services LLC, which is acting as the depositary (the “Depositary”) in connection with the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. Purchaser will pay the fees and expenses of the Depositary and D.F. King & Co., Inc., which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. Purchaser is offering to acquire all Shares as a first step in acquiring the entire equity interest in Tickets.com. Following consummation of the Offer and the subsequent purchase by Purchaser from the Preferred Holders (as defined below) pursuant to the terms of the Securities Purchase Agreement (as defined below) of (a) all of the shares of Tickets.com’s issued and outstanding Series G Senior Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.000225 per share (“Series G Preferred Stock”), (b) a majority of Tickets.com’s issued and outstanding Series F Senior Cumulative Redeemable Preferred Stock, par value $0.000225 per share (“Series F Preferred Stock” and, together with the Series G Preferred Stock, the “Preferred Stock”), and (c) warrants to purchase a total of 1,824,962 shares of Common Stock (the “Warrants”), Purchaser intends to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON MARCH 18, 2005, UNLESS THE OFFER IS EXTENDED.
      The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, together with the Shares into which the Warrants and shares of Preferred Stock to be acquired by Purchaser pursuant to the Securities Purchase Agreement are exercisable or convertible represents at least 90% of all of the issued and outstanding Common Stock assuming the exercise of the Warrants and conversion of the Preferred Stock into Common Stock (the “Minimum Condition”); (2) the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (3) no event or circumstance occurring following the date of the Merger Agreement (as defined below) that constitutes a Material Adverse Change (as defined in the Merger Agreement) or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement). The Minimum Condition is not waivable by any party. The Offer is also subject to certain other conditions described in the Offer to Purchase. See “Section 1 — Terms of the Offer; Expiration Date” and “Section 14 — Conditions to the Offer” of the Offer to Purchase, which set forth in full the conditions to the Offer.
      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 14, 2005 (the “Merger Agreement”), by and among Tickets.com, Purchaser and Parent, pursuant to which, as soon as practicable after the completion of the Offer and satisfaction of all conditions to the Merger (as defined below), Purchaser will be merged with and into Tickets.com with Tickets.com surviving as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share (other than Shares held by Tickets.com or Shares owned by Purchaser, or any direct or indirect subsidiary of Parent or any wholly-owned subsidiary of Tickets.com, and other than Shares held by stockholders, if any, who are entitled to and have properly exercised dissenters’ rights under Section 262 of the Delaware General Corporation Law), will be canceled and converted into the right to receive $1.10 per Share, net to the seller in cash, or any higher price per Share paid pursuant to the Offer (such price being referred to herein as the “Offer Price”), payable to the holder thereof without interest.
      Tickets.com has informed Purchaser and Parent that the Special Committee of the Board of Directors of Tickets.com (the “Special Committee”) unanimously (i) determined that each of the Offer and the Merger are fair to and in the best interests of the holders of Shares, other than the Preferred Holders and certain affiliates, (ii) approved and declared advisable the Offer and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and (iii) recommended to the Board of Directors of Tickets.com that it approve and declare advisable the Merger and recommend it to the Tickets.com stockholders. Subsequent to this recommendation by the Special Committee, the Board of Directors of Tickets.com approved and declared advisable the Merger and recommends it to the Tickets.com stockholders.
      As a condition to Parent and Purchaser’s willingness to enter into the Merger Agreement, holders of a majority of the Series F Preferred Stock and all of the Series G Preferred Stock (the “Preferred Holders”), entered into a Securities Purchase Agreement, dated February 14, 2005 (the “Securities Purchase Agreement”), with Parent and Purchaser. Pursuant to the Securities Purchase Agreement, Parent and Purchaser have agreed to (a) purchase the shares of Series F Preferred Stock and Series G Preferred Stock held by the Preferred Holders, and (b) purchase the Warrants to acquire 1,824,962 Shares held by the Preferred Holders. Tickets.com has advised Purchaser that, as of the close of business on February 8, 2005, 21,666,669 shares of Series F Preferred Stock were issued and outstanding (convertible into an aggregate of 7,565,355 Shares), and 8,474,576 shares of Series G Preferred Stock were issued and outstanding (convertible into an aggregate of 10,943,868 Shares). The Preferred Holders own (i) all of the shares of Series G Preferred Stock, (ii) a total of 17,500,000 shares of Series F Preferred Stock (convertible into an aggregate of 6,114,296 Shares), and (iii) the Warrants to purchase 1,824,962 Shares. The purchase price to be paid to the Preferred Holders for the above securities pursuant to the Securities Purchase Agreement is $54,136,428.28, subject to adjustment. In addition, the Preferred Holders and affiliates of the Preferred Holders own 1,459,211 Shares, which they have agreed to tender in the Offer. If the Offer is not consummated, then Parent and Purchaser will not purchase the Preferred Stock, Shares or Warrants held by the Preferred Holders, and the Merger will not occur. See “Section 10 — Background of the Offer and Contacts with the Company; the Merger Agreement; Other Agreements” of the Offer to Purchase.
      In addition to the Merger Agreement and the Securities Purchase Agreement, Purchaser has also entered into separate Stockholder Agreements with certain holders of the remaining Series F Preferred Stock, as well as certain holders of Common Stock (the “Other Stockholders”), pursuant to which the Other Stockholders have agreed to, among other things, (a) with respect to those Other Stockholders holding Series F Preferred Stock, convert their shares of Series F Preferred Stock into Shares, and (b) tender all Shares beneficially owned by them in the Offer. The Company has advised Purchaser that, as of the close of business on February 8, 2005, the Other Stockholders collectively owned (i) 4,166,669 shares of Series F Preferred Stock, convertible into an aggregate of 1,451,059 Shares, and (ii) 2,683,800 Shares.
      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not validly withdrawn, but only if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary at one of its addresses appearing on the back cover of the Offer to Purchase of (1) certificates representing, or a timely book-entry confirmation with respect to, such Shares into the Depositary’s account at the Depository Trust Company (the “Book Entry Transfer Facility”) pursuant to the procedures described in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (2) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal.
      Purchaser may, in its sole discretion, extend the Offer beyond any scheduled expiration date (subject to the termination of the Merger Agreement, which will occur on the later of 90 days following the commencement of the Offer or May 15, 2005). If, on the initial scheduled expiration date of the Offer, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or been terminated, Purchaser will extend the Offer from time to time until five business days after the expiration or termination of the waiting period under the HSR Act (however, Purchaser is not required to extend the Offer beyond the date that is twenty days after the initial scheduled expiration date of the Offer). See “Section 1 — Terms of the Offer; Expiration Date” of the Offer to Purchase.
      Subject to the applicable rules of the Securities and Exchange Commission (the “SEC”) and the terms and conditions of the Offer, Purchaser expressly reserves the right (1) to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer or any period required by applicable law, (2) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified on Annex I to the Merger Agreement and described in “Section 14 — Conditions to the Offer” of the Offer to Purchase, and (3) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the Merger Agreement (except for the Minimum Condition, which cannot be waived), in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof.
      Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date (as such term is defined in the Offer to Purchase) in accordance with the public announcement requirements of Rule 14d-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

      Subject to the applicable rules and regulations of the SEC, Purchaser may elect to provide a subsequent offering period after Purchaser has purchased Shares tendered during the Offer of not less than 3 business days and not more than 20 business days in the aggregate (the “Subsequent Period”) if, among other things, upon the expiration of the Offer Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn) prior to the expiration of the Offer. Shares tendered during a Subsequent Period may not be withdrawn. See “Section 1 — Terms of the Offer; Expiration Date — Subsequent Offer” of the Offer to Purchase. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during any Subsequent Period. Any election by Purchaser to include a Subsequent Period may be effected by Purchaser giving oral or written notice of the Subsequent Period to the Depositary. If Purchaser decides to include a Subsequent Period, it will make an announcement to that effect by issuing a press release to a national newswire service no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date.
      Shares of Common Stock tendered pursuant to the Offer may be withdrawn (pursuant to the procedures set forth below) at any time prior to the expiration date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after April 18, 2005 unless such Shares have been accepted for payment as provided in the Offer to Purchase. No withdrawal rights will apply to Shares tendered during a Subsequent Period and no withdrawal rights apply during a Subsequent Period with respect to Shares tendered in the initial offering period of the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent’s Medallion Program, or any other “eligible guarantor institute,” as such term is defined in Rule 17Ad-15(a)(2) under the Exchange Act), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as contained in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in “Section 3 — Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase any time prior to the expiration date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding.
      The receipt of cash for Shares pursuant to the Offer or the Merger may be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences to them of the Offer and the Merger, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see “Section 5 — Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase.
      The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
      Tickets.com has provided Purchaser with Tickets.com’s stockholder lists and security position listings for the purpose of communicating to holders of Shares information regarding the Offer. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed by Purchaser to record holders of Shares, and will be furnished by Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
      The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.
      Questions and requests for assistance may be directed to the Information Agent at the address and telephone number as set forth below. Requests for additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 769-4414
February 17, 2005

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